UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium U.S. Retail 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 15, 2012

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2011	2010
Assets
Cash and cash equivalents	—	432,888
Investments at fair value (note 5):
Common trust funds	203,455,772	102,658,536
Mutual funds	188,502,047	186,524,175
Common stock	44,626,173	59,996,909
Collective trust fund	—	88,178,055

Total investments	436,583,992	437,357,675

Receivables:
Participant contributions	587,896	591,157
Employer contributions	13,916,884	9,769,758
Notes receivable from participants	9,610,525	8,909,833

Total receivables	24,115,305	19,270,748

Net assets available for plan benefits	460,699,297	457,061,311

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2011
Additions
Investment income:
Interest and dividends	4,588,447

Contributions:
Participant	23,623,601
Employer	25,161,013
Rollover	4,254,821

53,039,435

Interest income on notes receivable from participants	459,083
Affiliated plan transfers, net	438,593

Total additions	58,525,558

Deductions
Investment loss:
Net realized and unrealized depreciation in fair value of investments (note 5)	23,552,216
Distributions paid to participants	30,934,687
Administrative expenses	400,669

Total deductions	54,887,572

Net increase	3,637,986

Net assets available for plan benefits:
Beginning of year	457,061,311

End of year	460,699,297

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan or the Agrium Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Crop Production Services, Inc. (CPS or the Company) is an indirect subsidiary of the Plan sponsor, Agrium U.S. Inc., a subsidiary of Agrium Inc. The trustee of the Plan at December 31, 2011 and December 31, 2010 was T. Rowe Price Trust Company.

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)	Participant eligibility, plan entry, and contributions

Under the Plan, all full-time employees scheduled to work at least 20 hours per week are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service (in the first 12 months of employment) for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

The Company contributes a matching contribution in the amount of 100% up to the first 4% of the participants’ elective compensation contributions. The Company may also make discretionary additional contributions based on financial results. For 2011, discretionary additional Company contributions totaled $13,079,836. Participants may elect to contribute up to 75% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $22,000; less than 50 years of age is $16,500 for 2011. Participants may also contribute amounts representing distributions from other qualified plans.

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. CPS company matching contributions (and associated earnings) are 100% vested without regard to participants’ years of service. However, all discretionary additional CPS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than 3	50%
3 or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce CPS company contributions or pay Plan administrative expenses. During 2011, forfeitures applied to Company contributions totaled $997,151. The balance of forfeited nonvested accounts was not significant at December 31, 2011 or 2010.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

(c)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the CPS company contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. In-service withdrawals are also permitted after a participant attains age 59  1/2. CPS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in Agrium Inc. Common Stock may be distributed in cash or in common shares of Agrium Inc., at the election of the participant.

(e)	Administrative expenses

For 2011, administrative expenses, including fees, of $400,669 were paid directly from Plan assets. Participants pay up to a maximum of $15 per quarter to help offset plan administrative expenses. The Company paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2011.

(f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years, except for any loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2011 and 2010 bear interest rates ranging from 4.25 percent to 9.25 percent.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of investments and income recognition

As of December 31, 2011 and 2010, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust fund: Valued at the NAV per unit based on contract value, as calculated by the Plan’s external advisor.

Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For the year ending December 31, 2010, investments in the SEI Stable Asset Fund (collective trust fund) are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would have received if they were to initiate permitted transactions under the terms of the Plan. There was no adjustment from fair value to contract value at December 31, 2010 as fair value approximated contract value.

The SEI Stable Asset Fund was liquidated on May 25, 2011. For the year ended December 31, 2010 participants may have directed the withdrawal or transfer of all or a portion of their investments at contract value. There were no reserves against contract value for credit risk of the contract issuer or otherwise. If an event had occurred to impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may have been less than contract value. For the year ended December 31, 2010, the average yield utilized was 1.63 percent and the crediting interest rate to the fund was 0.89 percent.

(e)	Notes receivable from participants

Notes receivable from participants are recorded upon distribution.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to the issuance of the determination letter, the Plan was amended. However, the Company and Plan management believes the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

(a)	Investment securities representing more than 5% of net assets available for plan benefits

	2011	2010
U.S. Treasury Money Market Trust	88,924,482	*
Vanguard Institutional Index Fund	80,704,248	82,213,532
Agrium Inc. Common Stock	44,626,173	59,996,909
Vanguard Extended Market Index Fund, Institutional	41,548,771	46,283,469
Vanguard Total Bond Market Index Fund	30,606,437	*
T. Rowe Price Retirement 2020 Trust	23,584,518	*
SEI Stable Asset Fund	*	88,178,055
Vanguard Total World Stock Fund	*	33,214,581

*Investment balance less than 5% of the net assets available for plan benefits for the applicable year.

(b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2011
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	11,217,800	—	11,217,800
Index funds	170,888,589	—	170,888,589
Other funds	6,395,658	—	6,395,658

Total mutual funds	188,502,047	—	188,502,047

Common trust funds:(a)
Diversified portfolio	—	114,531,290	114,531,290
U.S. treasury securities	—	88,924,482	88,924,482

Total common trust funds	—	203,455,772	203,455,772

Common stock	44,626,173	—	44,626,173

	233,128,220	203,455,772	436,583,992

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

Fair value of plan investments by hierarchy level	As of December 31, 2010
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	3,930,237	—	3,930,237
Index funds	181,120,561	—	181,120,561
Other funds	1,473,377	—	1,473,377

Total mutual funds	186,524,175	—	186,524,175

Common trust funds: (a)
Diversified portfolio	—	100,863,948	100,863,948
U.S. treasury securities	—	1,794,588	1,794,588

Total common trust funds	—	102,658,536	102,658,536

Collective trust fund	—	88,178,055	88,178,055
Common stock	59,996,909	—	59,996,909

	246,521,084	190,836,591	437,357,675

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

(c)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets net assets available for plan benefits. For the year ended December 31, 2011, there were no significant transfers in or out of levels 1, 2, or 3.

(d)	Net realized and unrealized depreciation in fair value of investments

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2011
Agrium Inc. common stock	15,762,268
Mutual funds	5,560,244
Common trust funds	2,229,704

23,552,216

The classification of investment losses reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of the Company. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 15, 2012, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2011.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Employer Identification Number: 91-1589568

Plan Number: 007

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value

*	U.S. Treasury Money Market Trust	Common Trust Fund	88,924,482
	Vanguard Institutional Index Fund	Mutual Fund	80,704,248
*	Agrium Inc. Common Stock	Common Stock	44,626,173
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	41,548,771
	Vanguard Total Bond Market Index Fund	Mutual Fund	30,606,438
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	23,584,518
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	20,443,702
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	18,858,318
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	16,102,040
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	12,797,328
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	10,243,160
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	8,071,926
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	6,878,779
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	6,727,005
	American Funds Fundamental Investors Fund	Mutual Fund	3,602,499
	Columbia Acorn Fund	Mutual Fund	3,567,852
	PIMCO Total Return Fund	Mutual Fund	3,390,964
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	3,147,368
	PIMCO Real Return Fund	Mutual Fund	3,004,694
	Harbor International Fund	Mutual Fund	2,265,825
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	2,097,861
	American Funds New Perspective Fund	Mutual Fund	1,781,624
	Vanguard Short Term Bond Index Fund	Mutual Fund	1,491,713
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	1,292,885
	Vanguard Total World Stock Fund	Mutual Fund	435,379
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	388,440

	Total investments, at fair value		436,583,992

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant’s vested account balance, maturing through 2030.	9,610,525

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2012	AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard
Richard L. Gearheard
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP